Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074
Prospectus Supplement to the Prospectus dated December 1, 2005.
The Goldman Sachs Group, Inc.
54,000,000 Depositary Shares*
Each Representing 1/1,000th Interest in a Share of Floating
Rate Non-Cumulative Preferred Stock, Series D

       Each of the 54,000,000 depositary shares offered hereby represents a 1/1,000th ownership interest in a share of perpetual Floating Rate Non-Cumulative Preferred Stock, Series D (“Series D Preferred Stock”), $25,000 liquidation preference per share, of The Goldman Sachs Group, Inc., deposited with JPMorgan Chase Bank, N.A., as depositary. The depositary shares are evidenced by depositary receipts. As a holder of depositary shares, you are entitled to all proportional rights and preferences of the Series D Preferred Stock (including dividend, voting, redemption and liquidation rights). You must exercise such rights through the depositary.
     Holders of Series D Preferred Stock will be entitled to receive dividend payments only when, as and if declared by our board of directors or a duly authorized committee of the board. Any such dividends will be payable from the date of original issue on a non-cumulative basis, quarterly in arrears on the 10th day of February, May, August and November of each year, commencing on August 10, 2006, at a rate per annum equal to the greater of (1) 0.67% above LIBOR on the related LIBOR determination date or (2) 4.00%. The first dividend payment will be payable on August 10, 2006 to holders of record on July 26, 2006.
     In the event dividends are not declared on Series D Preferred Stock for payment on any dividend payment date, then those dividends will not be cumulative and will cease to accrue and be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the Series D Preferred Stock are declared for any future dividend period.
     The Series D Preferred Stock is not redeemable prior to May 24, 2011. On and after that date, the Series D Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price of $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends. The Series D Preferred Stock will not have voting rights, except as set forth under “Description of Series D Preferred Stock — Voting Rights” on page S-16.
     The depositary shares that were issued on May 24, 2006 are listed for trading on the New York Stock Exchange under the symbol “GS PrD.” Application will be made to list the additional depositary shares offered by this prospectus supplement on the New York Stock Exchange under the same symbol. Trading of these depositary shares on the New York Stock Exchange is expected to commence on or about July 24, 2006.
     See “Risk Factors” beginning on page S-7 of this prospectus supplement to read about factors you should consider before buying the depositary shares.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Depositary
	Share	Total

Initial public offering price	$25.50	$510,000,000
Underwriting discount	$ 0.50	$10,000,000
Proceeds, before expenses, to The Goldman Sachs Group, Inc.	$25.00	$500,000,000
     The information set forth in the table above relates to 20,000,000 depositary shares being initially offered on the date of this prospectus supplement. The initial public offering price set forth above includes accrued dividends of $0.24898 per depositary share from May 24, 2006.

     *This prospectus supplement relates to 54,000,000 depositary shares. 20,000,000 depositary shares are being initially offered on the date of this prospectus supplement, which we refer to as the “reopened depositary shares.” The underwriters expect to deliver the depositary shares in book-entry form only through the facilities of The Depositary Trust Company against payment on July 24, 2006. The remaining 34,000,000 depositary shares, which we refer to as the “original depositary shares,” were issued on May 24, 2006 at an initial public offering price of $25.00 per depositary share, or $850,000,000 in total (not including accrued dividends, of which there were none), at an underwriting discount of $0.50 per depositary share, or $17,000,000 in total and with proceeds, before expenses, to The Goldman Sachs Group, Inc. of $24.50 per share, or $833,000,000 in total.
     Goldman Sachs may use this prospectus supplement in the initial sale of the reopened depositary shares. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in the depositary shares after their initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
Goldman, Sachs & Co.

Daiwa Securities SMBC Europe	SunTrust Robinson Humphrey
Wells Fargo Securities	The Williams Capital Group, L.P.

Prospectus Supplement dated July 19, 2006.

SUMMARY INFORMATION
      This summary highlights information contained in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all the information you should consider before investing in the depositary shares representing interests in our Series D Preferred Stock.
      Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 1, 2005, of The Goldman Sachs Group, Inc. The terms described here supplement those described in the accompanying prospectus, and if the terms described here are inconsistent with those described there, the terms described here are controlling.

Issuer	The Goldman Sachs Group, Inc.

Securities offered	54,000,000 depositary shares each representing a 1/1,000th ownership interest in a share of perpetual Floating Rate Non-Cumulative Preferred Stock, Series D, $0.01 par value, with a liquidation preference of $25,000 per share (equivalent to $25 per depositary share) of The Goldman Sachs Group, Inc. Of the 54,000,000 depositary shares, 34,000,000 depositary shares were issued on May 24, 2006. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series D Preferred Stock represented by such depositary share, to all the rights and preferences of the Series D Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

The shares of Series D Preferred Stock we are initially offering on the date of this prospectus supplement (the “reopened shares of Series D Preferred Stock”), together with the shares of Series D Preferred Stock we issued on May 24, 2006 (the “original shares of Series D Preferred Stock”), have identical terms and form a single series of preferred stock, designated as Series D. In this prospectus supplement, the term “Series D Preferred Stock” means the reopened shares of Series D Preferred Stock and the original shares of Series D Preferred Stock, unless the context otherwise requires. We may from time to time elect to issue additional depositary shares representing shares of the Series D Preferred Stock, and all the additional shares would be deemed to form a single series with the Series D Preferred Stock.

Dividends	Dividends on the Series D Preferred Stock, when, as and if declared by our board of directors (or a duly authorized committee of the board), will accrue and be payable on the liquidation preference amount from the original issue date, on a non-cumulative basis, quarterly in arrears on each dividend payment date, at a rate per annum equal to the greater of (1) 0.67% above LIBOR on the related LIBOR determination date or (2) 4.00%. Any such dividends will be distributed to holders of depositary shares in the manner described under “Description of Depositary Shares — Dividends and Other Distributions” below.

LIBOR for each dividend period will be the offered rate per annum for three-month deposits in U.S. dollars as that rate appears on Moneyline Telerate page 3750 (or any successor or replacement page) as of 11:00 A.M., London time, on the second London business day immediately preceding the first day of the dividend period, except as otherwise determined by the calculation agent in the manner described under “Description of Series D Preferred Stock — Dividends” below.

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period (which is also the initial dividend period for the reopened depositary shares) will commence on and include May 24, 2006 and will end on and exclude the August 10, 2006 dividend payment date. The record date for the initial dividend period is July 26, 2006.

In the event dividends are not declared on the Series D Preferred Stock for payment on any dividend payment date, then such dividends shall not be cumulative and shall cease to accrue and be payable. If our board of directors (or a duly authorized committee of the board) has not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the Series D Preferred Stock are declared for any future dividend period.

So long as any share of Series D Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any of our other securities ranking junior to the Series D Preferred Stock (other than a dividend payable solely in common stock or in such junior securities), and no common stock or other securities ranking junior to the Series D Preferred Stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of such junior securities for or into other junior securities, or the exchange or conversion of one share of such junior securities for or into another share of such junior securities), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series D Preferred Stock have been declared and paid, or declared and a sum sufficient for the payment thereof has been set aside. However, the foregoing provision shall not restrict the ability of Goldman, Sachs & Co., or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.

When dividends are not paid in full upon the shares of Series D Preferred Stock and any shares of other classes or series of our securities that rank equally with the Series D Preferred Stock (in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of The Goldman Sachs Group, Inc.) for a dividend period, all dividends declared with respect to shares of Series D Preferred Stock and all such equally ranking securities for such dividend period shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series D Preferred Stock for such dividend period and all such equally ranking securities for such dividend period bear to each other.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by the board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other securities ranking equally with or junior to the Series D Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series D Preferred Stock shall not be entitled to participate in any such dividend.

Dividend payment dates	The 10th day of February, May, August and November of each year, commencing on August 10, 2006. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a business day. “Business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

Redemption	The Series D Preferred Stock is not redeemable prior to May 24, 2011. On and after that date, the Series D Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Neither the holders of Series D Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series D Preferred Stock.

Liquidation rights	Upon any voluntary or involuntary liquidation, dissolution or winding up of The Goldman Sachs Group, Inc., holders of shares of Series D Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking junior as to such a distribution to the Series D Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made only to the extent of The Goldman Sachs Group, Inc.’s assets that are available after satisfaction of all liabilities to creditors, if any (pro rata as to the Series D Preferred Stock and any other shares of our stock ranking equally as to such distribution).

Voting rights	None, except with respect to certain changes in the terms of the Series D Preferred Stock and in the case of certain dividend non- payments. See “Description of Series D Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares — Voting the Series D Preferred Stock” below.

Ranking	Shares of the Series D Preferred Stock will rank senior to our common stock, equally with our previously issued Floating Rate Non-Cumulative Preferred Stock, Series A, $25,000 liquidation preference per share (“Series A Preferred Stock”), 6.20% Non- Cumulative Preferred Stock, Series B, $25,000 liquidation preference per share (“Series B Preferred Stock”) and Floating Rate Non-Cumulative Preferred Stock, Series C, $25,000 liquidation preference per share (“Series C Preferred Stock”), and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series D Preferred Stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

Maturity	The Series D Preferred Stock does not have any maturity date, and we are not required to redeem the Series D Preferred Stock. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely, unless and until we decide to redeem it.

Preemptive and conversion rights	None, except that if the regulatory capital requirements that apply to us change in the future, the Series D Preferred Stock may be converted, at our option and without your consent, into a new series of preferred stock with terms that, taken together, are not materially less favorable, as discussed under “Description of Series D Preferred Stock — Regulatory Changes Relating to Capital Adequacy” below.

Listing	The original depositary shares are listed for trading on the New York Stock Exchange under the symbol “GS PrD”. We will apply for listing of the reopened depositary shares on the New York Stock Exchange under the same symbol. If approved for listing, we expect trading of the reopened depositary shares on the New York Stock Exchange to commence on or about July 24, 2006.

Tax consequences	If you are a noncorporate United States holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum rate of 15%, provided that you hold your shares of Series D Preferred Stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. If you are taxed as a corporation, except as described in the accompanying prospectus under “United States Taxation — Taxation of Preferred Stock and Depositary Shares — Limitations on Dividends-Received Deduction”, dividends would be eligible for the 70% dividends-received deduction. If you are a United States alien holder of Series D Preferred Stock, dividends paid to you are subject to withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. For further discussion of the tax consequences relating to the Series D Preferred Stock, see “United States Taxation — Taxation of Preferred Stock and Depositary Shares” in the accompanying prospectus.

Use of proceeds	We intend to use the net proceeds from the sale of the reopened depositary shares to provide additional funds for our operations and for other general corporate purposes. See “Use of Proceeds” in the accompanying prospectus.

Transfer agent and registrar	JPMorgan Chase Bank, N.A.

Depositary	JPMorgan Chase Bank, N.A.

Calculation agent	JPMorgan Chase Bank, N.A.

RISK FACTORS

An investment in the depositary shares is subject to the risks described below. You should carefully review the following risk factors and other information contained in this prospectus supplement, in documents incorporated by reference in this prospectus supplement and in the accompanying prospectus before deciding whether this investment is suited to your particular circumstances.
You Are Making an Investment Decision with Regard to the Depositary Shares as well as the Series D Preferred Stock
       As described in the accompanying prospectus, we are issuing fractional interests in shares of Series D Preferred Stock in the form of depositary shares. Accordingly, the depositary will rely on the payments it receives on the Series D Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.
General Market Conditions and Unpredictable Factors Could Adversely Affect Market Prices for the Depositary Shares
       There can be no assurance about the market prices for the depositary shares. Several factors, many of which are beyond our control, will influence the market value of the depositary shares. Factors that might influence the market value of the depositary shares include:

•	whether dividends have been declared and are likely to be declared on the Series D Preferred Stock from time to time;

•	our creditworthiness;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.
Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to the price that the investor paid for the depositary shares.
The Series D Preferred Stock Is Equity and Is Subordinate to Our Existing
and Future Indebtedness
       The shares of Series D Preferred Stock are equity interests in The Goldman Sachs Group, Inc. and do not constitute indebtedness. As such, the shares of Series D Preferred Stock will rank junior to all indebtedness and other non-equity claims on The Goldman Sachs Group, Inc. with respect to assets available to satisfy claims on The Goldman Sachs Group, Inc., including in a liquidation of The Goldman Sachs Group, Inc. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series D Preferred Stock (1) dividends are payable only if declared by our board of directors (or a duly authorized committee of the board) and (2) as a corporation, we are subject to restrictions on payments of dividends and redemption price out of lawfully available funds. The Goldman Sachs Group, Inc. has issued outstanding debt securities, the terms of which permit us to defer interest payments from time to time provided that, if we defer interest payments, we would not be permitted to pay dividends on any of our capital stock, including the Series D Preferred Stock, during the deferral period.

Dividends on Series D Preferred Stock Are Non-Cumulative
       Dividends on the Series D Preferred Stock are non-cumulative. Consequently, if our board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend for any dividend period, holders of the Series D Preferred Stock would not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. We will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if our board of directors (or a duly authorized committee of the board) has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock or any other preferred stock we may issue.
The Series D Preferred Stock and the Related Depositary Shares May Not Have
an Active Trading Market
       When originally issued, the Series D Preferred Stock and the related depositary shares were new issues with no established trading market. The original depositary shares are listed on the New York Stock Exchange and we will apply to list the additional reopened depositary shares on the New York Stock Exchange. Even though the depositary shares are listed, there may be little or no secondary market for the depositary shares at any given time. Even if a secondary market for the depositary shares has developed, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. We do not expect that there will be any separate public trading market for the shares of the Series D Preferred Stock except as represented by the depositary shares.
We May Convert the Series D Preferred Stock into a New Series of Preferred Stock upon the Occurrence of Certain Regulatory Events
       We are regulated by the Securities and Exchange Commission (“SEC”) as a consolidated supervised entity (“CSE”). As a CSE, we are subject to group-wide supervision and examination by the SEC and, accordingly, are subject to minimum capital requirements on a consolidated basis. If the CSE regulatory capital requirements that apply to us change in the future or if we become subject to different regulatory capital requirements, the Series D Preferred Stock may be converted, at our option and without your consent, into a new series of preferred stock having terms and provisions that are substantially identical to those of the Series D Preferred Stock, except that the new series may have such additional or modified rights, preferences, privileges and voting powers, and such restrictions and limitations thereof, as are necessary in our judgment (after consultation with counsel of recognized standing) to comply with the then-applicable regulatory capital requirements. However, we will not cause any such conversion unless we have determined that the rights, preferences, privileges and voting powers of such new series of preferred stock, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series D Preferred Stock, taken as a whole. For example, we could agree to restrict our ability to pay dividends on or redeem the new series of preferred stock for a specified period or indefinitely, to the extent permitted by the terms and provisions of the new series of preferred stock, since such a restriction would be permitted in our discretion under the terms and provisions of the Series D Preferred Stock. We describe our conversion right under “Description of Series D Preferred Stock — Regulatory Changes Relating to Capital Adequacy” below.
Holders of Series D Preferred Stock Will Have Limited Voting Rights
       Holders of the Series D Preferred Stock have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of the Series D Preferred Stock will have the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the Series D Preferred Stock, as described under “Description of Series D Preferred Stock — Voting Rights” below. In addition, if dividends on the Series D Preferred

Stock have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of Series D Preferred Stock, together with holders of any other series of our preferred stock ranking equal with the Series D Preferred Stock with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under “Description of Series D Preferred Stock — Voting Rights” below. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series D Preferred Stock. The Series D Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to above.

DESCRIPTION OF SERIES D PREFERRED STOCK
      The depositary will be the sole holder of the Series D Preferred Stock, as described under “Description of Depositary Shares” below, and all references in this prospectus supplement to the holders of the Series D Preferred Stock shall mean the depositary. However, the holders of depositary shares will be entitled, through the depositary, to exercise the rights and preferences of the holders of the Series D Preferred Stock, as described under “Description of Depositary Shares”.
       This prospectus supplement summarizes specific terms and provisions of the Series D Preferred Stock; terms that apply generally to our preferred stock are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus. The following summary of the terms and provisions of the Series D Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our restated certificate of incorporation and the certificate of designations creating the Series D Preferred Stock, which has been included as an exhibit to documents filed with the SEC.
General
       Our authorized capital stock includes 150,000,000 shares of preferred stock, par value $0.01 per share, 50,000 shares of which are designated as Series A Preferred Stock, 50,000 shares of which are designated as Series B Preferred Stock and 25,000 shares of which are designated as Series C Preferred Stock. We have 30,000 shares of Series A Preferred Stock, 32,000 shares of Series B Preferred Stock and 8,000 shares of Series C Preferred Stock issued and outstanding as of the date of this prospectus supplement, as described in more detail below. The Series D Preferred Stock is part of a single series of authorized preferred stock consisting of 60,000 shares. 34,000 shares of Series D Preferred Stock, which we refer to as the “original shares of Series D Preferred Stock”, were issued on May 24, 2006, and an additional 20,000 shares of Series D Preferred Stock, which we refer to as the “reopened shares of Series D Preferred Stock”, are being initially offered hereby. As described in the accompanying prospectus, we may from time to time, without notice to or the consent of holders of the Series D Preferred Stock, issue additional shares of the Series D Preferred Stock.
       Shares of the Series D Preferred Stock will rank senior to our common stock, and equally with the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock and at least equally with each other series of our preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series D Preferred Stock), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series D Preferred Stock will be fully paid and nonassessable when issued, which means that its holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of Series D Preferred Stock will not have preemptive or subscription rights to acquire more stock of The Goldman Sachs Group, Inc.
       The Series D Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of The Goldman Sachs Group, Inc., except under certain limited circumstances described below under “— Regulatory Changes Relating to Capital Adequacy”. The Series D Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of The Goldman Sachs Group, Inc. to redeem or repurchase the Series D Preferred Stock.

       As of the date of this prospectus supplement, we have 30,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series A Preferred Stock, with an aggregate liquidation preference of $750,000,000, 32,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series B Preferred Stock, with an aggregate liquidation preference of $800,000,000, 8,000,000 depositary shares, each representing a 1/1,000th ownership interest in a share of our Series C Preferred Stock, with an aggregate liquidation preference of $200,000,000, and 34,000,000 depository shares, each representing a 1/1,000th ownership interest in a share of our Series D Preferred Stock, with an aggregate liquidation preference of $850,000,000 (before giving effect to the 20,000,000 reopened depositary shares offered hereby), issued and outstanding. The Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock rank equally with the Series D Preferred Stock as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the Series D Preferred Stock. Holders of the Series A Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date or (2) 3.75%. Holders of the Series B Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate of 6.20% per annum. Holders of the Series C Preferred Stock are entitled to receive quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board), at a rate per annum equal to the greater of (1) 0.75% above LIBOR on the related LIBOR determination date or (2) 4.00%.
Dividends
       Dividends on shares of the Series D Preferred Stock will not be mandatory. Holders of Series D Preferred Stock will be entitled to receive, when, as and if declared by our board of directors (or a duly authorized committee of the board), out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from the original issue date, quarterly in arrears on the 10th day of February, May, August, and November of each year (each, a dividend payment date), commencing on August 10, 2006. These dividends will accrue, with respect to each dividend period, on the liquidation preference amount of $25,000 per share (equivalent to $25 per depositary share) at a rate per annum equal to the greater of (1) 0.67% above LIBOR (as described below) on the related LIBOR determination date (as described below) or (2) 4.00%. In the event that we issue additional shares of Series D Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued. Dividends on the reopened shares of Series D Preferred Stock accrue from May 24, 2006, the date we issued the original shares of Series D Preferred Stock. On June 12, 2006, our board of directors declared a dividend of $318.36 per share of Series D Preferred Stock (or $0.31836 per depository share) to be paid on August 10, 2006 to holders of record on July 26, 2006.
       Dividends will be payable to holders of record of Series D Preferred Stock as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day. The corresponding record dates for the depositary shares will be the same as the record dates for the Series D Preferred Stock.
       A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period (which is also the initial dividend period for the reopened shares of Series D Preferred Stock) will commence on and include May 24, 2006 and will end on and exclude the August 10, 2006 dividend payment date. Dividends payable on the Series D Preferred Stock will be computed on the basis of a 360-day year and the actual number of days elapsed in the dividend period, except that dividends for the initial period will be calculated from May 24, 2006. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a business day.
       For any dividend period, LIBOR shall be determined by the calculation agent on the second London business day immediately preceding the first day of such dividend period in the following manner:

•	LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on Moneyline Telerate Page 3750 (or any successor or replacement page) as of 11:00 A.M., London time, on the second London business day immediately preceding the first day of such dividend period.

•	If the rate described above does not appear on Moneyline Telerate page 3750 (or any successor or replacement page), LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the second London business day immediately preceding the first day of such dividend period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: three-month deposits in U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR for the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M. New York City time on the second London business day immediately preceding the first day of such dividend period, by three major banks in New York City selected by the calculation agent: three-month loans of U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new dividend period will be LIBOR in effect for the prior dividend period.
       The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period, will be on file at our principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.
       In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. We define these terms as follows:
       The term “Representative Amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.
       The term “Moneyline Telerate Page” means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this prospectus supplement or any replacement page or pages on that service.
       The term “business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.
       The term “London business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

       Dividends on shares of Series D Preferred Stock will not be cumulative. Accordingly, if the board of directors of The Goldman Sachs Group, Inc. (or a duly authorized committee of the board) does not declare a dividend on the Series D Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series D Preferred Stock are declared for any future dividend period.
       So long as any share of Series D Preferred Stock remains outstanding, no dividend shall be paid or declared on our common stock or any other shares of our junior stock (as defined below) (other than a dividend payable solely in junior stock), and no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock and other than through the use of the proceeds of a substantially contemporaneous sale of junior stock), during a dividend period, unless the full dividends for the latest completed dividend period on all outstanding shares of Series D Preferred Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside). However, the foregoing provision shall not restrict the ability of Goldman, Sachs & Co., or any of our other affiliates, to engage in any market-making transactions in our junior stock in the ordinary course of business.
       As used in this prospectus supplement, “junior stock” means any class or series of stock of The Goldman Sachs Group, Inc. that ranks junior to the Series D Preferred Stock either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding up of The Goldman Sachs Group, Inc. Junior stock includes our common stock.
       When dividends are not paid (or duly provided for) on any dividend payment date (or, in the case of parity stock, as defined below, having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period for the Series D Preferred Stock) in full upon the Series D Preferred Stock and any shares of parity stock, all dividends declared upon the Series D Preferred Stock and all such equally ranking securities payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period for the Series D Preferred Stock) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series D Preferred Stock and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the Series D Preferred Stock, on a dividend payment date falling within the related dividend period for the Series D Preferred Stock) bear to each other.
       As used in this prospectus supplement, “parity stock” means any other class or series of stock of The Goldman Sachs Group, Inc. that ranks equally with the Series D Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of The Goldman Sachs Group, Inc. Parity stock includes the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.
       Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series D Preferred Stock from time to time out of any funds legally available for such payment, and the shares of the Series D Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Rights
       Upon any voluntary or involuntary liquidation, dissolution or winding up of The Goldman Sachs Group, Inc., holders of the Series D Preferred Stock are entitled to receive out of assets of The Goldman Sachs Group, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series D Preferred Stock, a liquidating distribution in the amount of $25,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the Series D Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidation preference.
       In any such distribution, if the assets of The Goldman Sachs Group, Inc. are not sufficient to pay the liquidation preferences in full to all holders of the Series D Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series D Preferred Stock, the amounts paid to the holders of Series D Preferred Stock and to the holders of all such other stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of stock on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our other stock shall be entitled to receive all remaining assets of The Goldman Sachs Group, Inc. according to their respective rights and preferences.
       For purposes of this section, the merger or consolidation of The Goldman Sachs Group, Inc. with any other entity, including a merger or consolidation in which the holders of Series D Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of The Goldman Sachs Group, Inc., for cash, securities or other property shall not constitute a liquidation, dissolution or winding up of The Goldman Sachs Group, Inc.
Redemption
       The Series D Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Series D Preferred Stock is not redeemable prior to May 24, 2011. On and after that date, the Series D Preferred Stock will be redeemable at our option, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of Series D Preferred Stock will have no right to require the redemption or repurchase of the Series D Preferred Stock.
       If shares of the Series D Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the Series D Preferred Stock to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series D Preferred Stock are held in book-entry form through The Depository Trust Company, or “DTC”, we may give such notice in any manner permitted by the DTC). Each notice of redemption will include a statement setting forth: (i) the redemption date, (ii) the number of shares of the Series D Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder, (iii) the redemption price and (iv) the place or places where holders may surrender certificates evidencing shares of Series D Preferred Stock for payment of the redemption price. If notice of redemption of any shares of Series D Preferred Stock has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series D Preferred Stock so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series D Preferred Stock, such shares of Series D Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.
       In case of any redemption of only part of the shares of the Series D Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.
       See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series D Preferred Stock.
Regulatory Changes Relating to Capital Adequacy
       We are regulated by the SEC as a consolidated supervised entity (“CSE”) pursuant to the SEC’s rules relating to CSEs (referred to as the “CSE Rules”). We intend to treat the Series D Preferred Stock as allowable capital in accordance with the CSE Rules (such capital is referred to below as “Allowable Capital”).
       If the regulatory capital requirements that apply to us change in the future, the Series D Preferred Stock may be converted, at our option and without your consent, into a new series of preferred stock, subject to the limitations described below. We will be entitled to exercise this conversion right as follows.
       If both of the following occur:

•	after the date of this prospectus supplement, we (by election or otherwise) become subject to any law, rule, regulation or guidance (together, “regulations”) relating to our capital adequacy, which regulation (i) modifies the existing requirements for treatment as Allowable Capital, (ii) provides for a type or level of capital characterized as “Tier 1” or its equivalent pursuant to regulations of any governmental body having jurisdiction over us (or any of our subsidiaries or consolidated affiliates) and implementing capital standards published by the Basel Committee on Banking Supervision, the SEC, the Board of Governors of the Federal Reserve System or any other United States national governmental body, or any other applicable regime based on capital standards published by the Basel Committee on Banking Supervision or its successor, or (iii) provides for a type of capital that in our judgment (after consultation with counsel of recognized standing) is substantially equivalent to such “Tier 1” capital (such capital described in either (ii) or (iii) is referred to below as “Tier 1 Capital Equivalent”), and

•	we affirmatively elect to qualify the Series D Preferred Stock for such Allowable Capital or Tier 1 Capital Equivalent treatment without any sublimit or other quantitative restriction on the inclusion of the Series D Preferred Stock in Allowable Capital or Tier 1 Capital Equivalent (other than any limitation we elect to accept and any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Allowable Capital or Tier 1 Capital Equivalent) under such regulations, then, upon such affirmative election, the Series D Preferred Stock shall be convertible at our option into a new series of preferred stock having terms and provisions substantially identical to those of the Series D Preferred Stock, except that such new series may have such additional or modified rights, preferences, privileges and voting powers, and such limitations and restrictions thereof, as are necessary, in our judgment (after consultation with counsel of recognized standing), to comply with the Required Unrestricted Capital Provisions (defined below), provided that we will not cause any such conversion unless we determine that the rights, preferences, privileges and voting powers of such new series of preferred stock, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series D Preferred Stock, taken as a whole. For example, we could agree to restrict our ability to pay dividends on or redeem the new series of preferred stock for a specified period or indefinitely, to the extent permitted by the terms and provisions of the new series of preferred stock, since such a restriction would be permitted in our discretion under the terms and provisions of the Series D Preferred Stock.
       We will provide notice to holders of the Series D Preferred Stock of any election to qualify the Series D Preferred Stock for Allowable Capital or Tier 1 Capital Equivalent treatment and of any determination to convert the Series D Preferred Stock into a new series of preferred stock, promptly upon the effectiveness of any such election or determination. A copy of any such notice and of the relevant regulations will be on file at our principal offices and, upon request, will be made available to any stockholder.
       As used above, the term “Required Unrestricted Capital Provisions” means the terms that are, in our judgment (after consultation with counsel of recognized standing), required for preferred stock to be treated as Allowable Capital or Tier 1 Capital Equivalent, as applicable, without any sublimit or other quantitative restriction on the inclusion of such preferred stock in Allowable Capital or Tier 1 Capital Equivalent (other than any limitation we elect to accept and any limitation requiring that common equity or a specified form of common equity constitute the dominant form of Allowable Capital or Tier 1 Capital Equivalent) pursuant to applicable regulations.
Voting Rights
       Except as provided below, the holders of the Series D Preferred Stock will have no voting rights.
       Whenever dividends on any shares of the Series D Preferred Stock shall have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors and provided further that our board of directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series D Preferred Stock or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the shares of the Series D Preferred Stock and any such series of voting preferred stock for at least four dividend periods, whether or not consecutive, following the Nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).
       As used in this prospectus supplement, “voting preferred stock” means any other class or series of preferred stock of The Goldman Sachs Group, Inc. ranking equally with the Series D Preferred Stock either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable. “Voting preferred stock” includes the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock, to the extent their like voting rights are exercisable at such time. Whether a plurality, majority or other portion of the shares of Series D Preferred Stock and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the shares voted.

       If and when dividends for at least four dividend periods, whether or not consecutive, following a Nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of the Series D Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall automatically decrease by two. In determining whether dividends have been paid for four dividend periods following a Nonpayment, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series D Preferred Stock when they have the voting rights described above (voting together as a class with all series of voting preferred stock then outstanding). So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series D Preferred Stock and all voting preferred stock when they have the voting rights described above (voting together as a class). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.
       So long as any shares of Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•	amend or alter the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series D Preferred Stock so as to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of The Goldman Sachs Group, Inc.;

•	amend, alter or repeal the provisions of The Goldman Sachs Group, Inc.’s restated certificate of incorporation or the certificate of designations of the Series D Preferred Stock so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series D Preferred Stock, taken as a whole; or

•	consummate a binding share exchange or reclassification involving the Series D Preferred Stock or a merger or consolidation of The Goldman Sachs Group, Inc. with another entity, unless in each case (i) the shares of Series D Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Series D Preferred Stock, taken as a whole;
provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the Series D Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of The Goldman Sachs Group, Inc. will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series D Preferred Stock. In addition, any conversion of the Series D Preferred Stock upon the occurrence of certain regulatory events, as discussed above under “— Regulatory Changes Relating to Capital Adequacy”, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series D Preferred Stock.
       If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of voting preferred stock (including the Series D Preferred Stock for this purpose), then only the series affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.
       Without the consent of the holders of the Series D Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series D Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series D Preferred Stock:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the certificate of designation for the Series D Preferred Stock that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the Series D Preferred Stock that is not inconsistent with the provisions of the certificate of designations.
       The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series D Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of the Series D Preferred Stock to effect such redemption.
Transfer Agent, Registrar and Calculation Agent
      JPMorgan Chase Bank, N.A. will be the transfer agent, registrar, dividend disbursing agent, redemption agent and calculation agent for the Series D Preferred Stock.

DESCRIPTION OF DEPOSITARY SHARES

Please note that in this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through The Depositary Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
      This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series D Preferred Stock; terms that apply generally to all our preferred stock issued in the form of depositary shares (including the depositary shares offered in this prospectus supplement) are described in “Description of Preferred Stock We May Offer” in the accompanying prospectus.
General
      As described in the accompanying prospectus under “Description of Preferred Stock We May Offer — Fractional or Multiple Shares of Preferred Stock Issued as Depositary Shares”, we are issuing fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a 1/1,000th ownership interest in a share of Series D Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series D Preferred Stock represented by depositary shares will be deposited under a deposit agreement among The Goldman Sachs Group, Inc., JPMorgan Chase Bank, N.A., as the depositary and the holders from time to time of the depositary receipts evidencing the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series D Preferred Stock represented by such depositary share, to all the rights and preferences of the Series D Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).
      The depositary shares we are initially offering on the date of this prospectus supplement, which we refer to as the “reopened depositary shares”, together with the depositary shares we issued on May 24, 2006, which we refer to as the “original depositary shares”, have identical terms and form a single series of depositary shares.
      Immediately following the issuance of the reopened shares of Series D Preferred Stock, we will deposit the reopened shares of Series D Preferred Stock with the depositary, which will then issue the depositary shares to the underwriters. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the accompanying prospectus.
Dividends and Other Distributions
      The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series D Preferred Stock to the record holders of depositary shares relating to the underlying Series D Preferred Stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.
      Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the Series D Preferred Stock.
      The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares
      If we redeem the Series D Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series D Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/1,000th of the redemption price per share payable with respect to the Series D Preferred Stock (or $25 per depositary share). Whenever we redeem shares of Series D Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series D Preferred Stock so redeemed.
      In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected by the depositary pro rata or in such other manner determined by the depositary to be equitable. In any such case, we will redeem depositary shares only in increments of 1,000 shares and any multiple thereof.
Voting the Series D Preferred Stock
      When the depositary receives notice of any meeting at which the holders of the Series D Preferred Stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the Series D Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series D Preferred Stock, may instruct the depositary to vote the amount of the Series D Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series D Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series D Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.
Listing
      The original depositary shares are listed for trading on the New York Stock Exchange under the symbol “GS PrD”. We will apply to list the reopened depositary shares on the New York Stock Exchange under the same symbol. If the application is approved, we expect trading of the reopened depositary shares to begin on or about July 24, 2006. We do not expect that there will be any separate public trading market for the shares of the Series D Preferred Stock except as represented by the depositary shares.
Form of Preferred Stock and Depositary Shares
      The depositary shares shall be issued in book-entry form through The Depository Trust Company, as described in “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus. The Series D Preferred Stock will be issued in registered form to the depositary. See “Description of Preferred Stock We May Offer — Form of Preferred Stock and Depositary Shares” in the accompanying prospectus.
VALIDITY OF THE SECURITIES
      The validity of the reopened shares of Series D Preferred Stock will be passed upon for The Goldman Sachs Group, Inc. by Richards, Layton & Finger, P.A., Wilmington, Delaware. The validity of the reopened shares of Series D Preferred Stock and the reopened depositary shares will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York. Sullivan & Cromwell LLP has in the past represented and continues to represent Goldman Sachs on a regular basis and in a variety of matters, including offerings of our common stock, preferred stock and debt securities. Sullivan & Cromwell LLP also performed services for The Goldman Sachs Group, Inc. in connection with the offering of the securities described in this prospectus supplement.

UNDERWRITING
      The Goldman Sachs Group, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the 20,000,000 reopened depositary shares initially being offered on the date of this prospectus supplement. The remaining 34,000,000 original depositary shares were purchased by Goldman, Sachs & Co. and certain other underwriters in connection with the initial offering and sale of those depositary shares and their issuance on May 24, 2006 at an initial public offering price of $25.00 per depositary share, or $850,000,000 in total (not including accrued dividends, of which there were none), at an underwriting discount of $0.50 per depositary share, or $17,000,000 in total and with proceeds, before expenses, to Goldman Sachs of $24.50 per share, or $833,000,000 in total. Subject to certain conditions, the underwriters have agreed to purchase the respective number of reopened depositary shares, each representing a 1/1,000th ownership interest in a share of Series D Preferred Stock, indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Number of Reopened
Underwriters	Depositary Shares

Goldman, Sachs & Co.	19,200,000
Daiwa Securities SMBC Europe Limited	200,000
SunTrust Capital Markets, Inc.	200,000
Wells Fargo Securities, LLC	200,000
The Williams Capital Group, L.P.	200,000

Total	20,000,000

      The reopened depositary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any reopened depositary shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $0.30 per reopened depositary share from the initial public offering price. Any such securities dealers may resell any reopened depositary shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $0.25 per reopened depositary share from the initial public offering price. If all the reopened depositary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.
      The underwriters intend to offer the reopened depositary shares for sale primarily in the United States either directly or through affiliates or other dealers acting as selling agents. The underwriters may also offer the reopened depositary shares for sale outside the United States either directly or through affiliates or other dealers acting as selling agents.
      Prior to this offering, the original depositary shares have been listed for trading on the New York Stock Exchange under the symbol “GS PrD.” We will apply to list the reopened depositary shares on the New York Stock Exchange under the same symbol. If approved, we expect trading of the reopened depositary shares on the New York Stock Exchange to begin on or about July 24, 2006. We do not expect that there will be any separate public trading market for the shares of the Series D Preferred Stock except as represented by the depositary shares.
      The Goldman Sachs Group, Inc. has been advised by Goldman, Sachs & Co. that Goldman, Sachs & Co. currently makes a market in the depositary shares. Other affiliates of The Goldman Sachs Group, Inc. may also do so. Neither Goldman, Sachs & Co. nor any other affiliate, however, is obligated to do so and any of them may discontinue market-making at any time without notice. No assurance can be given as to the liquidity or the trading market for the depositary shares.
      In connection with the offering, the underwriters may purchase and sell depositary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of depositary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional depositary shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional depositary shares or purchasing depositary shares in the open market. In determining the source of depositary shares to close out the covered short position, the underwriters will consider, among other things, the price of depositary shares available for purchase in the open market as compared to the price at which they may purchase additional depositary shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the depositary shares made by the underwriters in the open market prior to the completion of the offering.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s depositary shares. As a result, the price of the depositary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the reopened depositary shares. If you have purchased a depositary share in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.
      Goldman, Sachs & Co., our broker-dealer subsidiary, is a member of the NASD, and will participate in the distribution of the reopened depositary shares. Accordingly, the offering of the reopened depositary shares will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD. Under Rule 2720, none of the named underwriters is permitted to sell reopened depositary shares in this offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.
      In relation to each Member State of the European Economic Area (Iceland, Norway and Liechtenstein, in addition to the member states of the European Union) which has implemented the Prospectus Directive (each a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of depositary shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the depositary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of depositary shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by The Goldman Sachs Group, Inc. of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
      The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, whether paid to Goldman, Sachs & Co. or any other underwriter, will be approximately $365,000.
      The Goldman Sachs Group, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to The Goldman Sachs Group, Inc. and its affiliates, for which they have in the past received, and may in the future receive, customary fees. The Goldman Sachs Group, Inc. and its affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

The Goldman Sachs
Group, Inc.
54,000,000 Depositary Shares
Each Representing 1/1,000th
Interest in a Share of
Floating Rate Non-Cumulative
Preferred Stock, Series D

Goldman, Sachs & Co.
Daiwa Securities SMBC Europe
SunTrust Robinson Humphrey
Wells Fargo Securities
The Williams Capital Group, L.P.